

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 25, 2006

Gary P. Stevens
Chief Financial Officer
Coolbrands International Inc.
4175 Veterans Highway
Ronkonkoma, New York 11779

> **Re:** **Coolbrands International Inc.**
> **Form 20-F for the Fiscal Year Ended August 31, 2005**
> **Filed February 28, 2006**
> **File No. 000-27476**

Dear Mr. Stevens:

We have reviewed your Form 20-F and for the Fiscal Year Ended August 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended August 31, 2005

Operating and Financial Review and Prospects, page 20

1. Please expand your OFR&P to address the following comments:

    a) We note that you discuss and analyze gross profit percentage on pages 20, 24, 25, 32, 35, and 38. Please expand your OFR&P to describe how you calculate gross profit percentage for the periods presented.

    b) Where two or more business reasons contributed to a material change in a financial statement line item, quantify the extent to which each item contributed to the overall change. For example, you identify on page 23 that net sales in the frozen desserts segment declined due to the discontinuance of Weight Watchers products offset by sales of newly introduced frozen desserts and a change in the business arrangement with Dreyer's, but you do not quantify the effects to promote the reader's understanding. Please refer to the guidance in FRC Section 501.04.

    c) We note on pages 20 and 25 that trade promotion payments to customers, excluding the yogurts segment, increased from $32.9 million in 2004 to $52.4 million in 2005. Please explain why trade promotion payments increased significantly.

    d) We note on pages 21 and 25 that you recorded a write-down of inventories due, in part, to a new labeling law which became effective on January 1, 2006, that impacted your ability to use certain packaging. Please expand your OFR&P to quantify the portion of the write-down attributed to the new labeling law and to more fully describe the new law and the impacted products.

    e) Expand upon your discussion of the increased stock-based compensation expense in 2004 on pages 26 and 36 to explain in more detail why stock-based compensation was higher in 2004. Additionally, please tell us when you record stock-based compensation expense and how the timing of when you record stock-based compensation expense compares to the timing of when options vest.

    f) Enhance your discussion of your asset impairments on page 26 to describe the facts and circumstances that led to the impairment and the significant assumptions used in measuring the impairments.

g) Enhance your discussion and analysis of operating cash flows on page 29 to address material changes in the underlying drivers of cash flows (e.g., cash receipt from sales and cash payments to acquire materials or goods for resale), rather than merely describe items identified on the face of the statement of cash flows. Refer to FRC 501.13.b.1. for additional guidance.

2. Identify and provide a description of your critical accounting estimates. Your description should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Refer to FRC 501.14 for additional guidance.

3. Provide a description of the impact that recently issued accounting standards will have on your financial statements when adopted in a future period. Refer to SAB Topic 11:M for additional guidance.

Quantitative and Qualitative Disclosures About Market Risk, page 69

4. Please provide a quantitative analysis of the market risk of your variable rate debt instruments using one of the three alternative methods provided in Item 11(a)(1) of Form 20-F.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

5. It is not appropriate to display stock-based compensation expense as a separate line item in the statements of operations. Allocate stock-based compensation expense to your operating expense line items, as appropriate, in order to present the expense related to stock-based compensation in the same line items as cash compensation paid to the same employees.

Consolidated Statements of Shareholders' Equity, page F-6

6. We note that you have included the tax benefit relating to exercise of non-qualified stock options and stock-based compensation expense in your total comprehensive earnings, which does not appear to be consistent with SFAS 130. Please revise your presentation of other comprehensive earnings to comply with the requirements of SFAS 130.

Note 1 – Description of business and summary of significant accounting policies, page F-8

Goodwill and Other Non-Amortizable Asset, page F-10

7.   Please disclose a description of the facts and circumstances that led to the impairments of your goodwill, intangible assets and property, plant and equipment.   In addition, describe the methods of determining the fair values of the impaired assets. Refer to paragraphs 46 and 47 of SFAS 142 and paragraph 26 of SFAS 144 for additional guidance.

Revenue recognition, page F-11

8.   Please disclose whether you record drayage income on a gross or net basis, and tell us how you determined which basis is appropriate. In your response, tell us how you considered EITF 99-19.

9.   Please clarify in your policy disclosure whether slotting fees are recognized as expenses or as reductions of revenue. On page F-11, you indicate "product introduction expenses (i.e. slotting fees) are recognized as expenses . . ." which contradicts with your disclosure on page F-15, which indicates such costs are direct deductions to the related revenues.

Note 3. Acquisitions, page F-17

10.   Please disclose the pro forma results of operations for 2005 and 2004 as though the acquisition of yogurt business from Kraft Foods had been completed at the beginning of 2004. Refer to paragraphs 54 and 55 of SFAS 141 for additional guidance.

Note 10. Shareholders equity and stock options, page F-25

11.   Please confirm for us that a portion of the 3,103 options exercisable at August 31, 2005, represent options that were granted during 2005. Please revise to disclose the vesting requirements under your stock option plans. Refer to paragraph 46 of SFAS 123 for additional guidance.

12.   We note on page 61 that your share price fluctuated between a high of CDN $10.25 and a low of CDN $2.55 during 2005 and CDN $27.00 and CDN $8.75 during 2004. Please tell us how you determined your volatility to be 66.73%

during 2005 and 67.39% during 2004 in your calculations of the fair value of options granted. Refer to Appendix F of SFAS 123 for additional guidance.

13. We note that you assumed an expected life of ten years in your calculation of fair value of options granted in 2005. Considering that 3,986 options were exercised in 2004 and 829 options were cancelled in 2005, explain to us how you determined your expected life to be ten years. Additionally, tell us why the assumed expected life increased from 4.2 years in 2004 to ten years in 2005. Refer to paragraphs 279 to 283 of SFAS 123 for additional guidance.

14. If the exercise prices of some options differ from the market price of the stock on the grant date, please disclose the fair values of options separately for those options whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock on the grant date. Refer to paragraph 47.b. of SFAS 123 for additional guidance.

Note 11. Income taxes, page F-28

15. We note that you established an allowance for non-capital loss carry-forwards as the utilization of such loss carry-forwards was considered unlikely. Paragraph 17.e. of SFAS 109 requires a reduction of deferred tax assets by a valuation allowance if it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. Please revise your valuation allowance to reduce deferred tax assets using the likelihood of "more likely than not" rather than "unlikely".

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne